UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Presentation to financial analysts of France Telecom third quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 29, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

3Q09 results

October 29th, 2009



france telecom

cautionary statement

- this presentation contains forward-looking statements about France Telecom's business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

3Q09 highlights

9months 09 key financial achievements

in a difficult environment, commercial performance maintained and organic cash flow on track with FY guidance

in millions of euros	9m08 CB	9m09 actual	var. comp basis	key points
revenue	38,753	38,144	-1.6%	▪ revenue decline in line with 1H outlook with a stronger regulatory impact in 3Q09 as expected ▪ 9m09 excluding regulation at +0.4%
EBITDA	13,877	13,379	-3.6%	▪ EBITDA rate decline in line with 1H trend thanks to continuous cost base management
in % of rev	35.8%	35.1%	-0.7pt	
CAPEX	4,514	3,735	-17.3%	▪ continued controlled capex, adjusted to the level of activity in the different regions ▪ capex -14% excl. real estate investment in 08
in % of rev	11.6%	9.8%	-1.8pts	
EBITDA–CAPEX	9,363	9,644	+3.0%	▪ 9m09 cash flow on track to achieve full year guidance

+0.4% of revenue growth excluding regulatory impacts and continued adverse forex effect


revenue evolution over the first 9 months
in millions of euros
-1.6%
+0.4%
39,854
-1,138
+37
38,753
-752
1Q: -164m€
2Q: -219m€
3Q: -369m€
38,001
+143
38,144
9m08 actual
forex
perimeter
9m08 CB
regulatory impact
9m restated from regul,
operational activity
9m09

insight

- revenue impacted by continued adverse forex effect (in Zloty and Sterling) with a slight improvement in 3Q rates evolution yoy
- strong impact of regulation in in 3Q09 (-369m€), -752m€ in 9m09
- positive operational activity performance in 9m09
  - growth in France and Africa & Middle East …
  - … mitigating continued deterioration of environment in other regions

Group revenue trend excluding regulatory impact continues to outperform GDP

organic revenue growth per quarter vs weighted GDP growth (in %)



group organic growth excluding regulation impact **
composite weighted GDP growth on Orange footprint*
group organic growth
+5.8
+6.5
+4.3
+3.1
+1.7
+0.4
-0.9
+3.7
+4.1
+2.3
+1.7
+0.4
-1.3
-3.7
+3.2
+2.5
+1.3
+0.2
-2.7
-2.7
-2.4
difference between organic growth excl. regulation impact and GDP
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
+2.6p
+4.0p
+3.0p
+2.9p
+4.4p
+3.1p
+1.5p

insight

- telecom spending still resilient among global consumption
- FT operations (excluding forex / regulation) still outperforming GDP evolution
- commercial performance in line with or slightly better than competitors in the different regions

* source: IMF, France Telecom estimates

** Regulatory impact: Mobile Termination Rate decrease, wholesales prices and roaming

resilience of the French operations and pressure in other European markets and Enterprise

organic revenue growth excluding regulatory impact (yoy in %)


1Q09
2Q09
3Q09
France
+3.0%
+1.7%
+1.1%
UK
+0.3%
-0.5%
-2.4%
Spain
-0.6%
-1.4%
-0.2%
Poland
-1.0%
-1.8%
-4.3%
ROW
Other European
-1.0%
-2.6%
-5.0%
Africa & Middle East
+4.5%
+7.0%
+4.8%
Enterprise
+0.4%
-3.8%
-5.0%
orange
Business Services

key messages

- French operations continued to be resilient with strong mobile dynamic and stable fixed trend
- UK market more impacted in 3Q09 by consumption slowdown with lower out of bundle usage
- slight improvement of Spanish telecom market, Orange still outperforming competitors for the 6th consecutive quarter
- Poland highly impacted by price war in prepaid market and fixed to mobile substitution
- European markets impacted by a more tense competition and the economic environment
- Africa & Middle East continued to grow
- delayed impact of recession on corporates, but Enterprise segment still outperforming competitors

operational KPIs point to sustained Orange commercial performance

key operational KPIs for Orange main operations* — ***areas of concern***

	KPI	3Q08	3Q09	change	KPI	3Q08	3Q09	change	areas of concern	3Q08	3Q09	change
France	personal share of contract customers (%)	67.5%	69.3%	+1.8 pts	personal annual rolling data ARPU (€)	79	97	+22.8%	home share of ADSL net adds (%)	51.7	28.5**	-23.2pt
UK	personal share of contract customers (%)	38.0%	41.2%	+3.2 pts	home share of base on ULL (%)	41.0%	47.2%	+6.2 pts	personal blended ARPU (£)	273	261	-4%
Spain	personal share of contract customers (%)	56.2%	56.1%	-0.1 pt	home quarterly ADSL ARPU (€)	29.2	30.6	+4.7%	personal blended ARPU (€)	295	271	-8%
Poland	personal share of contract customers (%)	42.4%	47.4%	+5.0 pts	home iPTV & sat cust. base (k)	57	283	x5	personal blended ARPU (PLN)	588	551	-6%
ROW	personal subscriber base, incl. MVNO (m)	52,3	62,4	+19%	home copper & FTTH lines (m)	1,79	2,26	+26%	home ADSL customer base (k)	199	301	+52%

* ARPU incl. regul., ** company estimates

value market shares stabilized on most of the footprint

shares of France MNO mobile revenue (%)*


45
40
35
30
25
20
15
43,0% Orange
35,6% SFR
21,4% Bouygues
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

*incl. wholesale MVNO revenue

shares of UK mobile service revenue (%)*


35
30
25
20
0
30,1% O2**
26,8% Vodafone
24,1% Orange
16,2% T-Mobile
2,8% Virgin Media
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

*excl. wholesale MVNO revenue **incl. fixed line revenue

shares of Spain mobile service revenue (%)*


50
40
30
20
10
0
45,6% Movistar
33,7% Vodafone
18,4% Orange
2,3% Yoigo
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

*excl. wholesale MVNO revenue

share of Poland mobile revenue (%)*


35
5
0
32,5% Polkomtel
Orange 30,8%
PTC 31,0%
PLAY 5,9%
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

*incl. wholesale MVNO revenue

source : company figures, FT estimates, TPSA estimates

9m09 EBITDA rate evolution in line with 1H

EBITDA evolution


in millions of euros
9m09
- 0.7pt
14,243
366
13,877
-439
+143
-385
-180
13,016
+363
13,379
35.8%
35.1%
9m08 actual
forex & perim.
9m08 CB
regul. and new tax
revenue excl. regul.
interc. cost
content cost
9m09 before opex optim.
opex base evol.
9m09
3Q09
-0.7pt
4,952
-132
4,820
-203
-117
-74
-24
4,402
+156
4,558
36.6%
35.9%
3Q08 actual
forex & perim.
3Q08 CB
regul, and new tax
revenue excl. regul.
interc. cost
content cost
3Q09 before opex optim.
opex base evol.
3Q09

insight

9m09:

- Ebitda negatively impacted by regulation and new tax (TV tax and chatel law)
- positive impact of revenue (excl. regulation)
- interconnect costs increase due to the success of bundles and unlimited offers
- strategic investment in content rights
- favorable opex base evolution thanks to cost management and lower restructuring costs (-112m€)

3Q09:

- margin erosion (-0.7pt) in line with 1H trend despite higher regulatory impact

dynamic cost allocation to preserve Ebitda and optimize market shares

in m€ & % of revenues	9m08 CB	9m09
revenue	**38,753**	**38,144**
labour costs	(6,561) 16.9%	(6,605) 17.3%
o/w profit sharing & share base payments	(278)	(262)
interconnection	(5,707) 14.7%	(5,650) 14.8%
other IT&N	(2,108) 5.4%	(2,116) 5.5%
general, properties, and others	(4,598) 11.9%	(4,530) 11.9%
o/w restructuring	(258)	(146)
o/w disposal of assets and assoc.	6	(2)
EBITDA pre com. & content	**19,779** **51.0%**	**19,243** **50.4%**
commercial expenses & content costs	(5,902) 15.2%	(5,864) 15.4%
EBITDA	**13,877** **35.8%**	**13,379** **35.1%**

- regulatory impact of -752m€ over 9 months and -369m€ in 3Q
- labour cost up due to one-off in September 08 (-32m€)
- regulatory price decrease (+€442m) balanced the development of unlimited off-net offers
- increasing cost of new operations in emerging markets
- continued pressure from higher energy prices in UK, Poland
- contingency plan on track
- TV tax and Chatel law impact (-129m€)
- lower restructuring in France & ICSS (-87m€), end of restructuring in Spain (-37m€)
- efficient management of life time value commercial expenses
- full effect in 3Q09 of content investments in cinema rights (-24m€)

9m09 EBITDA decrease mainly due to global regulatory* impact of - 439m€

* including MTR, roaming & wholesale price cuts, TV tax and Chatel law

priority for 9m09 investment was to support customer satisfaction, network capacities and potential recovery

CAPEX evolution over 9 months

in millions of euros


-14%
4,617
-103
-163
4,351
-616
3,735
11.6%
11.2%
9.8%
9m08
forex & perimeter
real estate
9m08 CB excl. RE
delta CAPEX
9m09

increasing	m€	decreasing	m€
▪ new operations in Armenia, Uganda, Kenya and Niger	+148	▪ 2G investment cycle ending Western Europe	-97
▪ 3G maintained or increased in selected countries (France, Spain, Slovakia)	+ 26	▪ 2G capacity investment in Eastern Europe adjusted down to traffic evolution, while coverage extension focused on most profitable sites	-68
▪ AMEA submarine cables and redundant traffic routing	+47		
▪ content aggregation platforms, following 2008 initial launch investments	+35	▪ mature countries' DSL investment focused in dense areas and matching market demand (mainly in the UK & Spain)	-78
▪ IP-switching related investment preserved in mature countries	+5	▪ FTTH investment held back in France, waiting for clarification from regulator	-37

3Q09 business performance

3Q09 France financials
positive revenue trend excluding regulation, in line with 1H09

9m09 France revenue*: +0.6% (+1.9% excl. regulatory impacts)

in m€	3Q09	var in CB	9m09	var in CB
total France	5,880	-1.2%	17,720	+0.6%
personal	2,680	-0.7%	8,053	+3.9%
home	3,496	-1.2%	10,569	-1.4%
eliminations	-296		-902	

9m09 mobile revenue*: +3.9% (+5.8% excl. regulatory impacts)



in m€
7,747
+253
-138
-172
+317
+46
8,053
9m08 CB
customer base
regulatory impact
voice
non voice
equipment & others
9m09

insight

- **3Q09 revenue evolution in line with 1H excluding regulation**
  - total France revenue: +1.1%*
  - personal revenue: +4.1%*
  - home revenue: stable*
- **personal revenue growth driven by customer base and non voice compensating for regulation and voice decline**
- **stable home revenue excluding regulation in a changing market dynamic**
  - lower broadband growth
  - stabilization of PSTN decline
- FTTH: clarification in progress

9m09 home revenue*: -1.4% (–0.2% excl. regulatory impacts)



in m€
10,714
-435
+391
-101
10,569
9m08 CB
PST N
interne t
wholesale & other
9m09

* yoy on CB

3Q09 France personal
stable market share including MVNOs

Orange market share evolution*



46.7%
46.9%
46.6%
46.6%
46.6%
43.6%
43.6%
43.3%
43.1%
42.9%
3Q08
4Q08
1Q09
2Q09
3Q09
market share incl MVNO
market share excl MVNO

mobile customer base mix



in thousands
contract
prepaid
+3.4%
24,524
25,354
67%
33%
16,557
7,967
+6%
17,560
7,794
69%
31%
3Q08
3Q09

insight

- **stable market share with 25% of MVNO customer base increase yoy at 2.1m at the end of September**
- **better customer mix thanks to origami & iPhone**
  - +233k contract net additions in 3Q09
- **non voice revenues: 26.2% of service revenues in 3Q09 driven by multimedia (mail, TV, music):**
  - 6.9m mobile 3G customers (+64% yoy)
  - 1.3m iPhone sold (+212k in 3Q vs +211k in 1Q)
  - data ARPU growth offset voice ARPU decline

annual rolling ARPU evolution



en euros
data
sms
voice
stable and
+ 1,3 % excl. regul.
399
41
39
318
+20%
+24%
398
50
48
301
3Q 08 CB
3Q09

* company estimates

3Q09 France home
broadband ARPU continues to grow in a maturing market

ADSL market share & conquest share



ADSL conquest share
ADSL market share
49.5%
49.4%
49.2%
48.7%
48.3%*
51.7%
46.7%
42.8%
26.0%*
28.5%*
3Q08
4Q08
1Q09
2Q09
3Q09

nb: ARCEP figures for 2Q09 : 30.4%, * FT estimates

pay TV subscriptions



in thousands
1,415
759
48
X 12
596
711
819
Orange Sport & Cinema Series
other Orange & 3rd party packages
3Q08
3Q09

insight

- **stabilization of FT line losses**
- **124k new ADSL customers in 3Q09 to 8.8m**
  - new DSL offer "Surf" (€29.90/m) with TV over PC
  - dual and triple play 60€ repayment offer
  - limited promotion on "Net" offer (€34.90/m) launched in October
- **quarterly broadband ARPU +5% yoy at €35.1:**
  - IPTV base at 2.5m (x1.6 yoy) boosted by TV Sat & contents:
    - success of pay TV packages with promotions
    - 2.1m paid of transactional VOD in 3Q09 (+71%)

fixed line mass market



wholesale lines
FT retail lines
28,2
28,5
28,8
29,1
5,2
+1.3m
6,5
7,0
+1.2m
8,1
23,0
-1.0m
22,0
21,8
-0.8m
21,0
dec-07
sept.-08
dec-08
sept.-09

wholesale net adds

	9m08	9m09
full ULL	950	1,048
WLR	175	69
naked ADSL	190	54
total	1,315	1,171

towards a new "social contract"*

already agreed measures	▪ review of working conditions: – no reorganisation up to end of dec09 – +380 headcounts (among short-term contracts & apprentices in priority) – in sourcing for an equivalent of 1,000 employees
ongoing negotiations	▪ ongoing negotiations on psychological risks (5 chapters: to review working conditions, rebuild a positive working environment, manpower planning, professional and private balance, communication improvement with employee's representatives) ▪ ongoing negotiations on part-time work for seniors

* concerns all employess of France Télécom and French subsidiaries

3Q09 UK financials

mobile revenue impacted by regulation and ARPU dilution

9m 09 UK revenue: -4.2% yoy CB (-0.9% excl. regulatory impact)

in m€	3Q09	var in CB	9m09	var in CB
total	1,277	-7.1%	3,818	-4.2%
personal	1,232	-6.8%	3,683	-3.6%
home	60	-12.7%	180	-15.6%
eliminations	-15		-45	

9m09 mobile revenue: -3.6% yoy CB (-0.2% excl. regulatory impact)



in m€
3,820
+41
-131
-141
+68
+26
3,683
9m08
customer base
regulatory impact
voice
non voice
equipment & others
9m09

insight

mobile

- economic downturn added to regulatory impact driving voice revenue reduction in 3Q09:
  - price erosion, reduced out-of-bundle usage, increased popularity of low-end offers
  - 19% decline in voice roaming revenues exacerbated by unfavorable £ exchange rate
- commercial policy increased customer base and improved contract mix
  - sustaining usage and providing strong non voice revenue growth
  - with an investment in longer tenure customers (24 month-offers)

fixed

- voice revenue growth offset by broadband and narrowband base decline
- superfast broadband (up to 20 MB) recently launched (Home Ultra)

3Q09 UK KPIs

strong value acquisition momentum in advance of iPhone launch

mobile customer base mix



in thousands
contract
prepaid
+1.9%
15,815
16,110
38%
6,013
+10%
6,637
41%
62%
9,802
9,473
59%
3Q08
3Q09

mobile annual rolling ARPU



in GBP
-4.5%
-2% excl. regul.
non sms
sms
voice
273
261
19
24
43
+24.1%
41
-5.1%
210
-7.0%
196
3Q08
3Q09

insight

mobile

- **continuous improvement in base mix with 41% contract customers vs. 38% in 3Q08**
  - strong 3Q09 contract net adds at 194k with continued success of 24-month offers
  - agreement announced in Sept. to sell 3G and 3GS iPhones in 4Q, adding to high quality device portfolio
- **highest quarterly prepaid net adds since end 06 (63k)**
- **data revenue up to 25.5% of service revenues with 4.7m mobile broadband customers**
- **acceleration of commercial transformation to widen revenue streams: new concept stores, MVNA launch and 1st ad funded music streaming service**
- **market leading 3G network: best coverage in Ofcom survey, 'What mobile' network of the year, HD voice to be launched in 2010**

Orange UK & T-Mobile UK combination on track

developments since JV announcement	▪ confirmatory due diligence quasi finalized ▪ definitive transaction documentation being finalized ▪ EU competition filing : joint pre-notification process started at the beginning of October
update on regulatory aspects	▪ UK Government Department for Business, Innovation and Skills launched consultation on spectrum refarming rules
next steps	▪ signing of binding agreements expected in early November, subject to obtaining required corporate approvals on both sides ▪ competition review : joint notification after signing ▪ preparation of integration plan to start after signing (at corporate level pending competition authorities approval of the deal)

3Q09 Spain financials
stable revenue trend despite ongoing macro-economic difficulties

9m09 Spain revenues: -4.8% yoy CB (-0.7% excl. regulatory impact)

in m€	3Q09	var in CB	9m09	var in CB
total Spain	1,005	-4.7%	2,926	-4.8%
personal	839	-4.5%	2,417	-5.2%
home	166	-5.9%	509	-3.0%

9m09 mobile revenues: -5.2% yoy CB (-0.2% excl. regulatory impact)



in m€
2,549
+82
-126
-143
+31
+24
2,417
9M08 CB
customer base
regulatory impact
voice
non voice
equipment & others
9M09

insight

mobile

- **slight recovery in yoy trend in mobile revenues (-4.5% in 3Q vs. -5.6% in 2Q) with:**
  - a +3.5% yoy increase in the customer base in 3Q09
  - offset by a -8.1% yoy decrease in the ARPU (annual rolling), o/w -4.7% regulatory impact
  - further MTR cut already implemented in October
  - non-voice, non-sms revenues (+19% yoy in 3Q) with an accelerating take-up in broadband usage

fixed

- **-3.0% yoy decline in 9m fixed revenues (o/w -0.2% in broadband) driven by declines in enterprise and wholesale activities**

3Q09 Spain KPIs

increasing mobile customer base with a take-off in mobile data customers

mobile customer base mix


in thousands
contract
prepaid
+3.5%
11,224
11,620
56%
6,311
+3.3%
6,519
56%
44%
4,913
5,101
44%
3Q08
3Q09

mobile annual rolling ARPU


in euros
non-voice
voice
-8.1%
-3.5% excl. regul.
295
271
13%
39
+5.1%
41
15%
256
230
87%
85%
3Q08
3Q09

insight

mobile

- contract mix stable at 56%, with a shift towards prepaid offers in the market in 3Q due to the successful launch of new tariffs
  - +151 k net adds in 3Q (+127 k prepaid)
  - mobile broadband customer base x 1.6 yoy to over 4.6 million, IEW/BEW users x 2 yoy to almost 300 k
- non-voice ARPU up by +5.1% yoy, now representing 15% of overall ARPU

fixed

- 1.1 million ADSL customers, down by -7% yoy but with unbundled customers now representing 81% of the base (vs. 72% a year ago)

3Q09 Poland financials

increased regulatory pressure on revenues in a highly competitive environment

9m09 Poland revenues:
-7.6% yoy CB (-2.4% excl. regulatory impacts)

in m€	3Q09	var in CB	9m09	var in CB
total Poland	970	-10.4%	2,870	-7.6%
personal	456	-12.7%	1,340	-8.7%
home	573	-6.5%	1,711	-3.9%
eliminations	-59		-181	

9m09 mobile revenues:
-8.7% yoy CB (-0.3% excl. regulation)



in m€
1,468
-17
-124
-8
+2
+19
1,340
9m08 CB
customer base
regulatory impact
voice
non voice
equipment & others
9m09

insight

→ excluding regulation, revenues decreased by -2.4% in 9m09 (-4.3% in 3Q09)

- adverse regulation impacting revenues:
  - two MTR cuts in 2009 (-50% in total)
  - fixed to mobile price decrease (-23% cut in March)
- main points on the arrangement with the regulatory body (UKE):
  - TP should deploy 1.2 million broadband lines in the next 3 years
  - stabilization of wholesale prices for 2010-12
  - implementation of "equivalence of access" avoiding functional separation

9m09 fixed revenues:
-3.9% yoy CB (–1.2% excl. regulatory impacts)



in m€
1,781
-165
+11
+84
1,711
9m08 CB
PSTN
internet
wholesale & other
9m09

3Q09 Poland KPIs

good performance in contract adds and broadband offset by regulation, price war in prepaid and fixed to mobile substitution

mobile customer base mix



contract
prepaid
14,054
13,736
42%
5,964
+9.1%
6,508
47%
58%
8,091
7,228
53%
3Q08
3Q09

annual rolling mobile ARPU evolution



in PLN
-6%
+1.3% excl. regul.
sms
data
voice
588
100
28
460
551
86
49
416
3Q 08
3Q09

insight 3Q

mobile

- 12.7% drop in 3Q09 mobile revenues is driven by a new MTR cut (-22% in July '09) impacting ARPU and price war in the prepaid segment
- Group's value strategy is delivering well with +9.1% yoy growth in contract customers and a focus on high-value clients (+11.5% yoy of business contracts)

fixed

- 3Q09 fixed revenues declined by -6.5% mainly due to fixed to mobile substitution (-926k retail PSTN lines vs 3Q08)
- broadband is still performing well but at a slower pace due to a slight decrease of ADSL ARPU (-0.5%) coupled with slowdown in customer base growth

broadband retail and TV client base



in thousands
+5.5%
2,159
2,278
x5
57
283
3Q08
3Q09
broadband retail
3Q08
3Q09
TV client base

3Q09 ROW

growth from new operations not enough to offset increased competition & regulatory effects

ROW revenues: -1.3% in 9m09 yoy CB (+0.3% excl. regulatory impacts)

in m€	3Q09	var in CB	9m09	var in CB
total ROW	2,078	-3.3%	6,190	-1.3%
Africa & Middle East	859	+4.0%	2,550	+5.2%
European countries	1,117	-8.5%	3,312	-5.4%
Other	126	-0.6%	398	-3.2%
eliminations	-24		-70	

mobile customer base



in millions
growth yoy
total 62.0 19%
Middle-East 19.3 29%
Romania 10.7 5%
Ivory Coast 3.8 1%
Belgium 3.4 2%
Slovakia 2.9 -1%
Rep. Dom 2.7 18%
Cameroon 2.6 29%

insight

- **Africa & Middle East: +5.2% yoy (+4.0% in 3Q)**
  - double digit growth in 3Q in Cameroon, Mali and in recently launched operations
  - offset by a slowdown in Egypt (increased competition) & Senegal (-43% cut in MTRs in July)
- **European countries: -5.4% yoy (-8.5% in 3Q)**
  - good resilience in 3Q in most countries with double digit growth in Moldova
  - offset by Romania (-23% yoy in 3Q due to economic & currency issues) and Slovakia (-8.2% yoy in 3Q driven by MTR cuts)

growth in mobile broadband and mobile data customer base



in thousands
+71%
3,489
5,977
3Q08
3Q09
mobile broadband customers
+49%
110
164
IEW
BEW
45
65
79
85
3Q08
3Q09
Slovakia

3Q09 enterprise

business activity impacted by intensifying pressure of the economic downturn

9m09 revenue: -2.8% yoy CB
(-1.6% excluding equipment resale)

in m€	3Q09	var in CB	9m09	var in CB
total enterprise	1,823	-5.0%	5,659	-2.8%
business network legacy	761	-9.6%	2,403	-7.5%
advanced business network	537	+1.9%	1,620	+3.9%
extended business services	326	-0.9%	1,007	+3.6%
others	199	-10.1%	629	-9.2%

insight

- revenue decrease of -5.0% yoy in 3Q09 (-3.9% exc. ERS)
- legacy: further decline of legacy in 3Q09 (-9.6%) due to customers' behaviors in a still very challenging environment.
- advanced: still growing +1.9% in 3Q09 thanks to continued strong increase of high speed solution and despite slower volume growth and price pressure in IPVPN
- extended: -0.9% in 3Q09 still slightly outperforming the market due to deals being put on hold by customers

IPVPN accesses world

in thousands



+2%
318
325
3Q08
3Q09

XoIP connections in France

in thousands



+84%
16
29
3Q08
3Q09

outlook

business trends expected for 4Q09

pressure on revenue	▪ 4Q09 yoy revenue trend in line with 3Q09
limited EBITDA margin erosion	▪ 4Q09 yoy Ebitda rate decline in line with 9m09 trend – while managing commercial costs to optimize end of year market shares
tight CAPEX management	▪ higher level of capex in 4Q09 vs. 9m09 due to seasonality

2009 cash flow guidance and mid term use of cash policy confirmed

2009	organic cash flow guidance	▪ €8bn in 2009 confirmed ▪ capex to sales ratio below 12%
mid term	net debt	▪ continue to reduce debt with a net debt/EBITDA ratio below 2 in order to preserve the Group's financial independence and flexibility ▪ proactive refinancing to decrease cost of debt
mid term	dividend	▪ confirmation of dividend policy announced in March 09: – maintaining an organic cash flow distribution rate greater than or equal to 45%
mid term	M&A policy	▪ no transformational deal contemplated ▪ targeted in-market consolidation ▪ emerging markets

appendix

resilience in France despite MTR cuts, continued pressure in Poland and Enterprise segment

in m€	3Q09	var yoy CB	var yoy CB excl. MTR	9m09	var yoy CB	var yoy CB excl. MTR
Group revenues	**12,686**	**-3.7%**	**-0.9%**	**38,144**	**-1.6%**	**+0.4%**
France	5,880	-1.2%	+1.1%	17,720	+0.6%	+1.9%
personal	2,680	-0.7%		8,053	+3.9%	
home	3,496	-1.2%		10,569	-1.4%	
eliminations	-296			-902		
UK	1,277	-7.1%	-2.4%	3,818	-4.2%	-0.9%
personal	1,232	-6.8%		3,683	-3.6%	
home	60	-12.7%		180	-15.6%	
eliminations	-15			-45		
Spain	1,005	-4.7%	-0.2%	2,926	-4.8%	-0.7%
personal	839	-4.5%		2,417	-5.2%	
home	166	-5.9%		509	-3.0%	
Poland	970	-10.4%	-4.3%	2,870	-7.6%	-2.4%
personal	456	-12.7%		1,340	-8.7%	
home	573	-6.5%		1,711	-3.9%	
eliminations	-59			-181		
ROW	2,078	-3.3%	-0.9%	6,190	-1.3%	+0.3%
Enterprise	1,823	-5.0%	-5.0%	5,659	-2.8%	-2.8%
International carrier & SS	351	-1.4%	-1.4%	1,039	+7.7%	+7.7%
eliminations	-698			-2,078		